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Exhibit 12.1

PACIFIC ENERGY PARTNERS, L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
				Six Months Ended June 30, 2004
	2001	2002	2003
Earnings:
Pretax income from continuing operations	$15,607	$33,574	$25,029	$17,191
Equity (earnings) losses from equity investee	(1,569)	(1,347)	162	(784)
Distributed income of equity investee	2,098	1,600	1,866	668
Fixed Charges	10,056	11,634	17,546	8,679

Total earnings	$26,192	$45,461	$44,603	$25,754

Fixed charges:
Interest expense	$10,056	$11,634	$17,487	$8,509
Capitalized interest	—	—	59	170

Total fixed charges	$10,056	$11,634	$17,546	$8,679

Ratio of earnings to fixed charges	2.6	3.9	2.5	3.0

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PACIFIC ENERGY PARTNERS, L.P. STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES